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Exhibit (e)(5)

March 15, 2008

BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, MA 02421

Re: Exclusivity Agreement

Ladies and Gentlemen:

        This letter (the "Letter") sets forth the agreement between BMC Software, Inc. ("Acquiror") and BladeLogic, Inc. (the "Company"), which agreement relates to a possible business combination transaction between the Company and Acquiror (the "Proposed Transaction"). The Proposed Transaction is subject in all respects to, among other things, the preparation, execution and delivery of a definitive acquisition agreement and related documents (collectively, the "Acquisition Documents") in form and substance mutually agreeable to the parties. The parties hereto agree as follows:

1.
As a condition to Acquiror proceeding with this matter and as an inducement for Acquiror to expend time and money in connection with its pursuit of the Proposed Transaction, from the date of execution of this Letter until 8:00 a.m. Eastern Time on Tuesday, March 18, 2008 (the "Exclusivity Period"), the Company agrees that neither the Company nor its affiliates, officers, directors, employees, agents, representatives or stockholders (collectively, the "Company Parties") shall directly or indirectly take any action to (i) encourage (including, without limitation, by way of furnishing non-public information), solicit, initiate or facilitate any proposal or offer from any person relating to any (x) sale of 15% of more the Company's assets (other than the sale of inventory in the ordinary course of business), (y) merger, business combination, liquidation, dissolution, tender or exchange offer, or other similar transaction involving the Company or any division thereof, or the sale of any outstanding or newly issued equity or debt interest (or other interest convertible or exchangeable for an equity interest) in the Company such that the stockholders of the Company immediately preceding such transaction would hold less than 85% of the equity interests in the Company or the surviving or resulting entity following such transaction, or (z) strategic relationship (including, without limitation, a joint venture, distribution, reseller, development or marketing agreement) with a competitor of Acquiror (any of the foregoing, "Acquisition Proposal"), or (ii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. If during the Exclusivity Period the Company or any of the Company Parties receives or becomes aware of an Acquisition Proposal, or any request for nonpublic information or inquiry which could lead to an Acquisition Proposal, the Company agrees to immediately notify Acquiror of the Acquisition Proposal, request or inquiry, its terms and the identity of the person or entity making such proposal, request or inquiry, as well as any amendments or modifications to such proposal, request or inquiry that may be received from time to time. As promptly as practicable, and in any event not more than 24 hours after receipt, the Company shall provide Acquiror with a copy of any written materials that relate in any way to the Acquisition Proposal, and a written summary of any verbal communications that relate in any way to the Acquisition Proposal. Upon the execution of this Letter, the Company agrees that the Company and the Company Parties shall immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

2.
During the Exclusivity Period, the Company shall afford Acquiror and its officers, employees, accountants, counsel and other authorized representatives reasonable access to and the right to inspect, review and make copies, as appropriate, of the Company's assets, properties, books, contracts, commitments and records, view the Company's physical properties and communicate with executive officers on a basis reasonably satisfactory to Acquiror. The Company will furnish promptly to Acquiror such additional financial and operating data and other documents and information related to the business and properties of the Company as Acquiror or its representatives may from time to time reasonably request.

3.
Except as hereafter otherwise expressly agreed by the parties in writing, each party shall bear its own expenses (including legal, accounting and other advisory fees and expenses) in connection with this Letter and the Proposed Transaction (regardless of whether the Proposed Transaction is consummated); provided that in the event of a breach of any of the obligations in this Letter by the Company or any of the Company Parties, Acquiror will retain the ability to recover as damages, in addition to any other damages it may be entitled to recover, an amount equal to the expenses (including attorneys' fees) incurred by it at any time in connection with this Letter and the Proposed Transaction.

4.
This Letter shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles. This letter may be executed in one or more counterparts (including by means of the exchange of signature pages by facsimiles).

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        Please confirm your agreement with the terms and conditions set forth in this Letter by signing below.

Very truly yours, BMC SOFTWARE, INC.
By:	/s/ ROBERT E. BEAUCHAMP Robert E. Beauchamp Chief Executive Officer & President
AGREED AND ACCEPTED:
BLADELOGIC, INC.
By:	/s/ MICHAEL CAYER Title: General Counsel

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  Exhibit (e)(5)